August 10, 2011
Michael Seaman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Amendment No. 7 to Registration Statement on Form S-4, Filed on July 22, 2011 (File No. 333-171370) (the “Registration Statement”)
Dear Mr. Seaman,
          On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below is a response to comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated July 28, 2011 and during a telephonic conference on August 9, 2011, with respect to the Registration Statement.
          The Registrants have filed Amendment No. 8 (“Amendment No.8”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment No. 8 to the Registration Statement.
          For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 8.

Michael Seaman, Esq.
August 10, 2011, p. 2
General
     If available, please revise to provide a recent developments section to discuss your results of operations for the periods ended June 30, 2011, identifying material trends affecting your operations during those periods.
     Response:
     Based on the Staff’s comment, the Company has revised page 61 of the Registration Statement.
Security Ownership of Certain Beneficial Owners and Management, page 142
     Please conform the disclosure of security ownership of certain beneficial owners and management with the disclosure in Form S-4 filed on August 2, 2011 by Florida East Coast Railway Corp.
     Response:
     Based on the Staff’s comment, the Company has revised page 142 of the Registration Statement.
*                    *                    *
          We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Michael Seaman, Esq.
August 10, 2011, p. 3

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

Enclosure

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC